                               ASSET PURCHASE AGREEMENT

                              Dated as of April 25, 1996

                                     by and among

                                  EPISODE USA, INC.,

                                 MOTHERS WORK, INC.,

                                         and

                                 T3 ACQUISITION, INC.

                                  TABLE OF CONTENTS


                                                                       Page

          1.   TRANSFER OF ASSETS . . . . . . . . . . . . . . . . . . .   2
               1.1.  Purchase and Sale of Assets  . . . . . . . . . . .   2
               1.2.  Excluded Assets  . . . . . . . . . . . . . . . . .   3
               1.3.  Method of Conveyance . . . . . . . . . . . . . . .   3
               1.4.  Assumed Obligations  . . . . . . . . . . . . . . .   3

          2.   PURCHASE PRICE; ESCROW; PURCHASE PRICE ALLOCATION  . . .   4
               2.1.  Purchase Price . . . . . . . . . . . . . . . . . .   4
               2.2.  Allocation of Purchase Price . . . . . . . . . . .   5
               2.3.  Adjustments to the Inventory Adjustment Amount . .   5

          3.   PRORATIONS AND ADJUSTMENTS . . . . . . . . . . . . . . .   7

          4.   CLOSING  . . . . . . . . . . . . . . . . . . . . . . . .   7
               4.1.  Closing  . . . . . . . . . . . . . . . . . . . . .   7
               4.2.  Closing Deliveries of Seller . . . . . . . . . . .   7
               4.3.  Closing Deliveries of Purchaser  . . . . . . . . .   7

          5.   REPRESENTATIONS AND WARRANTIES OF SELLER . . . . . . . .   8
               5.1.  Status of Selling; Stock Ownership . . . . . . . .   8
               5.2.  Authority; Approval; Enforceability  . . . . . . .   8
               5.3.  No Consents Required . . . . . . . . . . . . . . .   8
               5.4.  Financial and Other Information  . . . . . . . . .   9
               5.5.  Environmental Matters  . . . . . . . . . . . . . .   9
               5.6.  Employees  . . . . . . . . . . . . . . . . . . . .  10
               5.7.  Title; No Liens  . . . . . . . . . . . . . . . . .  10
               5.8.  Leases . . . . . . . . . . . . . . . . . . . . . .  10
               5.9.  Inventory  . . . . . . . . . . . . . . . . . . . .  11
               5.10.  Absence of Certain Changes  . . . . . . . . . . .  11
               5.11.  Insurance . . . . . . . . . . . . . . . . . . . .  11
               5.12.  [Reserved]  . . . . . . . . . . . . . . . . . . .  12
               5.13.  Permits . . . . . . . . . . . . . . . . . . . . .  12
               5.14.  Intellectual Property . . . . . . . . . . . . . .  12
               5.15.  Securities Law Representations  . . . . . . . . .  12

          6.   REPRESENTATIONS AND WARRANTIES OF PURCHASER AND
                    MOTHERS WORK  . . . . . . . . . . . . . . . . . . .  14
               6.1.  Corporate Status . . . . . . . . . . . . . . . . .  14
               6.2.  Authority  . . . . . . . . . . . . . . . . . . . .  14
               6.3.  No Proceedings . . . . . . . . . . . . . . . . . .  14
               6.4.  No Conflict  . . . . . . . . . . . . . . . . . . .  15
               6.5.  Parent Reports; Financial Statements . . . . . . .  15
               6.6.  Authorization of Shares and Additional Shares  . .  16

          7.  COVENANTS . . . . . . . . . . . . . . . . . . . . . . . .  17

                                                                       Page

               7.1.  Non-Competition  . . . . . . . . . . . . . . . . .  17
                    7.1.1.  General . . . . . . . . . . . . . . . . . .  17
                    7.1.2.  Nondisclosure . . . . . . . . . . . . . . .  17
                    7.1.3.  Reasonableness of Restrictions  . . . . . .  18
                    7.1.4.  Enforceability  . . . . . . . . . . . . . .  18
                    7.1.5.  Injunction  . . . . . . . . . . . . . . . .  18
               7.2.  Employees:  Access to Employees  . . . . . . . . .  18
               7.3.  Business Licenses  . . . . . . . . . . . . . . . .  19
               7.4.  Assignment of Leases and Executory Contracts . . .  19
               7.6.  General Restrictions . . . . . . . . . . . . . . .  20
               7.7.  Purchaser's Access to Information and Assets . . .  21
               7.8.  Notice Regarding Changes . . . . . . . . . . . . .  21
               7.9.  Ensure Conditions Met  . . . . . . . . . . . . . .  21
               7.10. Casualty Loss  . . . . . . . . . . . . . . . . . .  21
               7.11.  Notice of Motion and Sale Hearing . . . . . . . .  22
               7.12.  Publicity . . . . . . . . . . . . . . . . . . . .  22
               7.13.  Bankruptcy Court Approval . . . . . . . . . . . .  22
               7.14.  Name Changes  . . . . . . . . . . . . . . . . . .  25
               7.15.  Post-Closing Indemnities  . . . . . . . . . . . .  25
               7.16.  Indemnification Procedures and Limitations  . . .  26
               7.17.  Transitional Cooperation  . . . . . . . . . . . .  27
               7.18.  Further Assurances  . . . . . . . . . . . . . . .  27
               7.19.  Audited Statements  . . . . . . . . . . . . . . .  28

          8.  CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE  . .  28

          9.  CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE .  29

          10.  TERMINATION  . . . . . . . . . . . . . . . . . . . . . .  30

          11.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . .  30
               11.1.  Entire Agreement  . . . . . . . . . . . . . . . .  30
               11.2.  Amendment . . . . . . . . . . . . . . . . . . . .  30
               11.3.  No Third Party Beneficiary  . . . . . . . . . . .  30
               11.4.  Waivers and Remedies  . . . . . . . . . . . . . .  31
               11.5.  Severability  . . . . . . . . . . . . . . . . . .  31
               11.6.  Descriptive Headings  . . . . . . . . . . . . . .  31
               11.7.  Counterparts  . . . . . . . . . . . . . . . . . .  31
               11.8.  Notices . . . . . . . . . . . . . . . . . . . . .  31
               11.9.  Successors and Assigns  . . . . . . . . . . . . .  32
               11.10.  Applicable Law; Jurisdiction . . . . . . . . . .  32
               11.11.  Brokers and Agents . . . . . . . . . . . . . . .  32
               11.12.  Expenses . . . . . . . . . . . . . . . . . . . .  33

               11.13.  Attorneys Fees . . . . . . . . . . . . . . . . .  33
               11.14.  Effect of Representations and Warranties . . . .  33

          Index to Schedules

          Schedule 1.1.1      -    Stores
          Schedule 1.1.2      -    Tangible Assets from Excluded Leases
          Schedule 1.2A       -    Excluded Leases/Closed Stores
          Schedule 5.1        -    Foreign Qualification
          Schedule 5.5A       -    Financial Statements
          Schedule 5.5B       -    Store Financial Information
          Schedule 5.6        -    Collective Bargaining Agreements
          Schedule 5.8        -    Leases
          Schedule 5.10A      -    Adverse Changes
          Schedule 5.10B      -    Occurrences Outside Ordinary Course
          Schedule 5.11       -    Insurance
          Schedule 5.14       -    Intellectual Property
          Schedule 8.5        -    License Agreement
          Schedule 8.6        -    Registration Rights
          Schedule 8.7        -    Guarantee

                               ASSET PURCHASE AGREEMENT

                    THIS ASSET PURCHASE AGREEMENT (this "Agreement") is entered into on this 25th day of April, 1996 by and among EPISODE USA, INC., debtor and debtor in possession, a Delaware corporation ("Seller"), MOTHERS WORK, INC., a Delaware corporation ("Mothers Work"), and T3 ACQUISITION, INC., a Delaware corporation and wholly-owned subsidiary of Mothers Work ("Purchaser").

                                   R E C I T A L S

               A. Seller is engaged in the business of selling women's clothing under various trademarks, including Episode, Excursion and Episode Studio in retail stores operated under the name "Episode" located primarily in enclosed regional shopping malls and center city retail districts throughout the United States (the "Business).

               B. Seller owns or has certain other rights in and to the Assets (as such term is defined in Section 1.1 hereof) and uses the Assets in the conduct of the Business.

               C. Seller is debtor in possession in bankruptcy in the Chapter 11 case currently before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case No. 96-B-40371(JLG) (the "Chapter 11 Case").

               D. Purchaser desires to purchase all of the Assets on the terms and conditions hereinafter set forth.

               E. Seller desires to sell, assign, convey, transfer and deliver all of the Assets to Purchaser on the terms and subject to the conditions hereinafter set forth.

               F. Mothers Work is willing to guarantee payment and performance of Purchaser's obligations under this Agreement.


                                      AGREEMENT

                    In consideration of the premises and the mutual agreements, covenants, representations, warranties and understandings hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound legally, hereby agree as follows:

               1.   TRANSFER OF ASSETS

                    1.1. Purchase and Sale of Assets. At the Closing (as such term is defined in Section 4 hereof), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and accept delivery of, all of the following tangible and intangible assets and properties of Seller owned by Seller on the Closing Date (as hereinafter defined) (the "Assets").

                         1.1.1. All of Seller's right, title and interest as lessee in and to the 21 leases (the "Leases") for Episode retail stores (the "Stores") which Leases and Stores are identified on Schedule 1.1.1.

                         1.1.2.  All of the Seller's right, title and
          interest in and to (i) the machinery, signage, leasehold improvements, fixtures, point of sale equipment and computer hardware and software and all other tangible assets and properties of Seller used in the operation of the Business at the Stores but excluding Inventory and (ii) those assets previously utilized at the locations covered by the Excluded Leases (as hereinafter defined) which are identified on Schedule 1.1.2 (collectively, the "Tangible Leasehold Assets").

                         1.1.3. All of Seller's right, title and interest in and to all inventories of women's clothing and accessories held for sale to customers which are currently in the Stores or which are subsequently received in the Stores by the Closing Date and constitute new production of current (spring/summer) season goods (the "Inventory").

                         1.1.4. All of Seller's right, title and interest in and to all packaging materials and supplies, point of sale supplies, brochures, printed materials and displays relating to the Business wherever located (the "Supplies Inventory").

                         1.1.5. All of Seller's right, title and interest in and to the security deposits relating to the Leases
          (collectively the "Security Deposits").

                         1.1.6.  All of the Seller's right, title and
          interest in and to Seller's franchise, permits and licenses (to the extent the issuer of such license or permit permits assignment), telephone numbers, customer lists, supplier lists, referral lists, advertising materials and data, blueprints, store designs, methods and other similar know-how or rights used at the store level in the operation of the Business at the Stores, together with copies of all books, records, computer software, files, papers and other data of Seller relating to store operations under the Leases or in respect of the Business operated at the Stores (the "Intangible Assets").

                    Subject to obtaining the approval required by Section
          7.13 hereof, all of the Assets transferred hereunder shall be transferred free and clear of all liens, encumbrances, claims, debts, commitments, product liability claims, warranty claims, pension claims, tort or contractual claims and any asbestos or any other environmental claims or obligations, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown (collectively, the "Claims"), each of which shall remain the sole obligation of Seller.

                    1.2. Excluded Assets. Seller is not selling, and Purchaser is not acquiring any assets of Seller other than the Assets (the "Excluded Assets"), which Excluded Assets include, without limitation, (i) the leases for the real properties set forth on Schedule 1.2A (the "Excluded Leases"), (ii) the assets at the locations covered by those Excluded Leases identified on
          Schedule 1.2A as "Closed Stores" which are not Assets, (iii) cash and cash equivalents of Seller, (iv) all of Seller's right, title and interest in and to any and all tradenames and trademarks, including, without limitation, the names "Episode" and "Excursion"; (v) all assets located at the corporate headquarters, including, without limitation, software, (vi) accounts receivable, (vii) all deposits and prepaid expenses other than the Security Deposits, and (viii) all inventories which do not constitute Inventory.

                    1.3. Method of Conveyance. The sale, transfer, conveyance, assignment and delivery by Seller of the Assets to Purchaser hereunder shall be effected on the Closing Date by deliveries by Seller of (i) all assignments and other instruments of conveyance as Purchaser may reasonably request, in form reasonably satisfactory to Purchaser and its counsel, and (ii) all other documents and instruments required to be delivered by Seller under the terms of this Agreement, all in such form necessary to vest in Purchaser title to the Assets, free and clear of any and all Claims.

                    1.4.  Assumed Obligations.

                         1.4.1.  Purchaser shall assume, satisfy and
          discharge only the following liabilities, obligations, debts and commitments of Seller (collectively the "Assumed Obligations"): all of Seller's obligations accruing from and after the Closing under the Leases and with respect to returns of pre-Closing merchandise and Seller gift certificates.

                         1.4.2. The parties hereto acknowledge and agree that, other than the Assumed Obligations, Purchaser shall not assume, satisfy, discharge or otherwise be responsible for any liability, obligation, debt or commitment of Seller of any kind or nature whatsoever, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown, or otherwise (collectively the "Excluded Liabilities"), including but not limited to: (i) any liabilities, obligations, debts or commitments of Seller arising out of or incurred with respect to this Agreement and the transactions contemplated hereby (including any and all sales, income or other taxes, whether measured by income or otherwise); (ii) any liabilities or obligations in respect of any action against the Seller pursuant to Sections 547 and/or 548 of the Bankruptcy Code, (iii) subject to the provisions of Section 7.2.4 below, any liability of Seller to any employee, former employee arising or accruing in connection between Seller and any such person, or arising out of any employee benefit plan or program of any Selling Party, including any liability of any Seller for severance or termination arising out of or alleged to have arisen out of the transactions contemplated by this Agreement, (iv) any other liabilities or obligations which otherwise arise or are asserted by reason of events, acts (or failures to act) or transactions occurring, or the operation of the Business, prior to the Closing, or (v) the Claims. The parties hereto further agree that all of the Excluded Liabilities shall remain the sole, exclusive obligation and responsibility of Seller and Seller further agrees to discharge consistent with the provisions of the Bankruptcy Code and subject to valid defenses and offsets, all Excluded Liabilities. The Bankruptcy Court orders shall provide that, except as expressly provided in this Section 1.4 any and all liabilities with respect to the operation of the Business prior to the Closing, including any Claims, shall, as between Seller and Purchaser, be the sole obligation and responsibility of Seller, and shall not be assumed by or otherwise affect, in any respect, Purchaser or the Assets.

               2.   PURCHASE PRICE; ESCROW; PURCHASE PRICE ALLOCATION

                    2.1. Purchase Price. As full consideration for the Assets to be sold, transferred, conveyed and delivered by Seller to Purchaser pursuant to this Agreement, Purchaser agrees to pay to Seller an aggregate purchase price (the "Purchase Price") equal to: (i) 173,913 shares (the "Shares") of Mothers Work common stock par value $.01 (as currently configured and subject to adjustments for stock splits, stock dividends and similar transactions) (the "Common Stock"), (ii) plus $2.0 million in cash, (iii) plus the Security Deposit Amount (as hereinafter defined) in cash, (iv) plus or minus, as the case may be, the

          Inventory Adjustment Amount (as hereinafter defined).  The

          Inventory Adjustment Amount: if positive, shall be payable in additional shares of Mothers Work common stock valued at $23.00 per share and rounded to the nearest whole share (the "Additional Shares") and if negative, shall be deducted from the Shares utilizing a value of $23.00 per share (as currently configured and subject to adjustments for stock splits, stock dividends and similar transactions) and rounded to the nearest whole share.

                    Purchaser shall pay the Purchase Price to Seller as follows: (i) on the Closing Date, Purchaser shall deliver a share certificate evidencing the Shares registered in Seller's name and shall pay the cash portion of the Purchase Price in immediately available funds by wire transfer (to an account specified by Seller to Purchaser in writing at least one business day prior to Closing) and (ii) within five days after a final determination of the Inventory Adjustment Amount, Purchaser shall deliver a share certificate evidencing any Additional Shares registered in Seller's name. For purposes of this Agreement, the Security Deposit Amount shall equal the sum of all Security Deposits held by landlords under the Leases which deposits are transferred to Purchaser by Seller and for which Security Deposits either Seller obtains a court order setting forth, or such landlords acknowledge, Purchaser's entitlement thereto under the applicable Leases, and the Inventory Adjustment Amount shall mean the amount by which the value of the Inventory at Closing (determined at the lower of fair market value or cost in a manner consistent with generally accepted accounting principles as historically applied by Seller) exceeds or is less than $4.1 million, as the case may be, such amount to be determined, and to be subject to adjustment, as provided in Section 2.3 below.

                    2.2. Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder. The allocation of the Purchase Price shall be agreed upon by Seller and Purchaser prior to the Closing. Seller and Purchaser agree to file timely all returns required under Code Section 1060 and the regulations promulgated thereunder based on the allocations so agreed upon and further agree that they will not take any position inconsistent therewith on any return or other document of any kind or in the course of any audit, examination or other proceeding by or before any federal, state, local or other taxing authority (or other governmental agency), court or tribunal.

                    2.3.  Adjustments to the Inventory Adjustment Amount.


                         2.3.1. On the Closing Date, the Controller of Seller shall furnish to Purchaser a certificate setting forth her estimate of the Inventory Adjustment Amount (the "Estimated

          Inventory Adjustment Amount.") In conjunction with Closing, Seller and Purchaser shall engage a mutually acceptable service organization to conduct a physical inventory of Seller, which inventory may be observed by representatives of Purchaser, on a mutually agreed upon basis. The cost of such physical inventory shall be borne equally by Seller and Purchaser.

                         2.3.2. Within 20 days after the Closing Date, Purchaser shall notify Seller of any proposed adjustments to the Estimated Inventory Adjustment Amount that Purchaser may have. All adjustments proposed by Purchaser shall be set forth in a detailed statement (the "Contested Adjustment Statement").
          Seller shall provide Purchaser and its representatives reasonable access to the book and records of the Business prior to the Closing Date for the purpose of verifying the Estimated Inventory Adjustment Amount.

                         2.3.3. Purchaser and Seller shall use reasonable efforts to resolve any dispute over the Inventory Adjustment Amount, but if any such dispute is not resolved within 20 days of Seller's receipt of the Contested Adjustment Statement, Purchaser and Seller shall promptly retain a recognized independent accounting firm acceptable to both Purchaser and Seller (the "Independent Accountant") to resolve the dispute. Within 10 days of retention of the Independent Accountant, Purchaser and Seller shall each submit to the Independent Accountant their respective positions with respect to the Inventory Adjustment Amount, together with any necessary supporting documentation and shall direct the Independent Accountant to render its decision as to the Inventory Adjustment Amount within 20 days after receiving such documentation. The decision of the Independent Accountant as to the Inventory Adjustment Amount shall be final, binding and non-appealable. The fees and expenses of the Independent Accountant shall be paid one-half by Purchaser and one-half by Seller.

                         2.3.4.  Within five days after a final
          determination of the Inventory Adjustment Amount (whether determined by the Independent Accountant or by agreement of the parties hereto), Purchaser or Seller, as applicable, shall adjust the Purchase Price to reflect the actual Inventory Adjustment Amount. Such adjustment shall be made by Purchaser's delivery of the Additional Shares if the Inventory Adjustment Amount is

          positive and by Seller's return of the appropriate number of the Shares if the Inventory Adjustment Amount is negative. In the latter circumstance, Seller shall surrender the share certificate evidencing the Shares for cancellation in exchange for a new share certificate evidencing the reduced number of Shares registered in Seller's name.

               3.   PRORATIONS AND ADJUSTMENTS

                    Expenses such as power and utility charges, property assessments, rents, ad valorem or personal property taxes and all other similar items of expense at the Stores and pursuant to the Leases shall be prorated between Seller and Purchaser as of the Closing Date. All prorations shall be made 30 days after the Closing Date. In the event that Purchaser or Seller shall receive bills after such date for expenses incurred prior to the Closing Date that were not prorated in accordance with this
          Section 3, then Purchaser or Seller, as the case may be, shall promptly notify the other party as to the amount of the expense subject to proration and the responsible party shall pay its portion of such expense (or, in the event such expense has been paid on behalf of the responsible party, reimburse the other party for its portion of such expense).

               4.   CLOSING

                    4.1. Closing. The closing of the transactions contemplated hereby (the "Closing") shall occur on the later of May 31, 1996 or such other date which is one business day after the order approving the sale of the Assets to Purchaser becomes final and non-appealable and all the conditions to Closing as set forth in Sections 8 and 9 have been satisfied or waived at the offices of Pepper, Hamilton & Scheetz, Philadelphia, PA 19105, at 10:00 a.m. or at such other time and/or place as the parties mutually agree. The date upon which the Closing occurs is referred to herein as the "Closing Date."

                    4.2. Closing Deliveries of Seller. At the Closing, in addition to any document otherwise required to be delivered under this Agreement, Seller shall deliver to Purchaser the following:

                         4.2.1. A certificate of an executive officer of Seller certifying that the conditions to Closing set forth in Subsections 9.1, 9.2 and 9.3 hereof have been fulfilled in their entirety as of the Closing Date.

                         4.2.2. Certified copies of the resolutions of the board of directors (or authorized committees thereof) and shareholders, if applicable, of Seller authorizing the sale of the Assets and the execution, delivery and performance of this Agreement by Seller.

                    4.3. Closing Deliveries of Purchaser. At the Closing, in addition to any document otherwise required to be delivered by Purchaser under this Agreement, Purchaser shall deliver to Seller the following:

                         4.3.1. The payment of the portion of the Purchase Price payable on the Closing Date as contemplated by Section 2.2;

                         4.3.2. A certificate of an executive officer of Purchaser certifying that the conditions to Closing set forth in Subsections 8.1, 8.2 and 8.3 of this Agreement have been fulfilled in their entirety as of the Closing Date.

                         4.3.3. Certified copies of the resolutions of the board of directors of Purchaser and Mothers Work authorizing the purchase of the Assets and the execution, delivery and performance by each of them of this Agreement.

               5.   REPRESENTATIONS AND WARRANTIES OF SELLER

                    In order to induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby represents and warrants to Purchaser as follows:
          For purposes of these representations and warranties, the term Seller shall include any and all of the former subsidiaries of Seller which were previously merged into Seller.

                    5.1. Status of Selling; Stock Ownership. Seller (i) is a corporation duly organized and validly existing and (ii) transacts business in the jurisdictions set forth on Schedule
          5.1. Seller has the necessary corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

                    5.2. Authority; Approval; Enforceability. The execution, delivery and performance by Seller of this Agreement and of each and every agreement, document and instrument of conveyance contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been, or by the Closing will be, duly and validly authorized by all necessary corporate action by the Seller. This Agreement is, and when executed and delivered all such other agreements, documents and instruments contemplated by this Agreement will be valid and binding upon Seller and enforceable against Seller in accordance with their respective terms, subject to the approval of the Bankruptcy Court. All persons who have executed this Agreement on behalf of Seller and who will execute any other agreement, document or instrument contemplated by this Agreement on behalf of Seller have been duly authorized to do so by all necessary corporate action by Seller.

                    5.3. No Consents Required. Except for approval by the Bankruptcy Court, or as required under Section 7.13, no approval, authorization, consent or other order or action of, or filing by any Seller with any court, administrative agency, governmental authority or any other person is required for the execution and delivery by Seller by this Agreement or consummation by Seller of the transactions contemplated hereby.

                    5.4. Financial and Other Information. Seller has delivered to Purchaser true and complete copies of the audited consolidated financial statements of Seller as of and for the years ended January 29, 1994 and January 28, 1995 (the "Financial Statements"); and the Financial Statements are attached hereto as
          Schedule 5.5 A. The Financial Statements were prepared in accordance with generally accepted accounting principles and present fairly the financial condition and results of operations of Seller for the dates or periods indicated thereon. The Financial Statements reflect all claims against and all debts and liabilities of the Seller, whether fixed or contingent, known or unknown, to the extent required by generally accepted accounting principles. The store by store financial information for the Stores attached hereto as Schedule 5.5B with respect to the periods referenced in the Financial Statements previously provided by Seller to the Purchaser is true and correct in all material respects taken as a whole.

                    5.5. Environmental Matters. For the period of time that the Seller has owned (directly or indirectly) the Business, there has not been and there is not now (except insofar as the existence of any of the following would not result in a material adverse effect on the Business); (i) to the knowledge of Seller, the unlawful presence of any Hazardous Materials (as hereinafter defined) on any of the property owned, controlled or occupied by Seller (the "Property"), (ii) any unlawful generation, recycling, reuse, sale, storage, handling, transport, disposal, discharge, injection, spilling, leaking, dumping, emitting, escaping, emptying, seeping or placing by Seller of any Hazardous Materials at, on or from the Property; (iii) any claims, liabilities, investigations, litigation, administrative proceedings, whether pending or, to the knowledge of Seller, threatened, judgments or orders relating to any Hazardous Materials asserted or, to the knowledge of Seller, threatened against Seller or relating to any Property. Seller has been and currently is in compliance with all applicable federal, state, local and other environmental laws, including obtaining and maintaining all permits required thereby except insofar as any such non-compliance would not result in a material adverse effect on the Business. As used herein, the term "Hazardous Materials" means any flammable explosives, radioactive, corrosive, toxic or flammable materials, friable asbestos, electrical transformers, batteries, and any paints, solids, chemicals, petroleum products, or other man-made materials or wastes with hazardous, carcinogenic or toxic characteristics, including without limitation any substance defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "toxic substances", "contaminants", or other pollutant under any applicable federal, state or local laws now in effect or any substance which, because of its quantity, concentration or physical, chemical or infectious characteristics may significantly contribute to an increase in mortality or serious irreversible, or incapacitating reversible illness or pose a substantial present or potential hazard to human health or the environment when improperly treated, stored, transported, disposed of or otherwise managed.

                    5.6. Employees. Except as set forth on Schedule 5.6, Seller is not a party to any collective bargaining agreement or other organized labor agreement relating to the Business and/or Seller' employees. Seller is in compliance with all federal, state, local and other laws respecting employment, wages and hours with respect to its employees except to the extent noncompliance therewith would not have a material adverse effect on the Business. No employees of Seller employed at the Stores are members of the labor union identified on Schedule 5.6.

                    5.7. Title; No Liens. Assuming approval hereof by the Bankruptcy Court, at Closing, Seller will transfer and convey to Purchaser, and Purchaser will acquire, good, valid and marketable title to the Assets, free and clear of any and all claims, liens, encumbrances, mortgages, security interests, pledges, restrictions or other charges of any kind or nature whatsoever (other than the terms of any contracts assumed), including the Claims.

                    5.8. Leases. Schedule 5.8 contains a true, correct and complete list of each of the Leases to be assumed by Seller pursuant to Section 365(a) of the Bankruptcy Code and assigned to Purchaser pursuant to Section 365(f) of the Bankruptcy Code on the Closing Date, together with any and all amendments thereto, have been delivered to Purchaser. Except as previously disclosed to Purchaser in writing, there are no verbal understandings that are not evidenced in writing in the Leases. Seller has not received any notice of noncompliance with any applicable federal, state, local or other law, rule, regulation or procedure relating to the Leases. All Leases permit the Seller to use the premises to operate the Business, and such use does not violate the terms of the Leases. The information relating to the Leases attached hereto as Exhibit 5.8 setting forth the name of the lessor, the rent and other charges payable thereunder, including escalation or percentage rent, advertising requirements and other lease required expenses and the expiration date thereof including any and all renewal options is true and correct in all material respects taken as a whole.

                    5.9.  Inventory.  Since January 27, 1996, all
          acquisitions and sales by Seller of Inventory have been made in the ordinary course of business and consistent with past practices.

                    5.10.  Absence of Certain Changes.

                         (a) Except as otherwise set forth in Schedule 5.10A attached hereto, since January 27, 1996, there has not been:

                              (i)  any change in circumstances (other than
          general economic conditions) that had or might reasonably be expected to have a material adverse effect on the Assets or the Business operated at the Stores; or

                             (ii) any damage, destruction or loss (whether or not covered by insurance) that had or might reasonably be expected to have a material adverse effect on the Assets or the Business operated at the Stores;

                         (b) Except as otherwise set forth on Schedule 5.10B, Seller has not done any of the following, except in the ordinary course of business consistent with past practices:

                              (i)  sold, transferred, leased, mortgaged,
          encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any of its assets located at the Stores;

                             (ii)  maintained its books of account other
          than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles on a basis consistent with prior periods or made any change in any of its accounting methods or practices that would be required to be disclosed under generally accepted accounting principles;

                           (iii)   made any increase in (a) the rate of
          compensation payable or to become payable by any Seller to its employees at the Stores, or (b) the payment of any bonus, payment or arrangement made to, for or with respect to any employees of Seller at the Stores.

                    5.11. Insurance. Schedule 5.11 attached hereto contains a complete and correct list of all insurance policies presently in effect that relate to the Business or the Assets, all of which have been in full force and effect from and after the date(s) set forth on Schedule 5.11. Within two weeks of the execution of this Agreement, Seller will deliver to Purchaser a list of all claims of $25,000 or more during the last three years, whether or not insured, in respect of casualty losses or occurrences, property damage or liability for personal injury, workmen's compensation or otherwise, whether made by Seller against any insurer or made against Seller by any person or entity (including any customer or employee) relating to the Business at the Stores or Assets.

                    5.12.  [Reserved].

                    5.13. Permits. Seller has all permits, licenses, certificates, variances and approvals (collectively, "Permits") necessary for Seller's to own, operate, use and/or maintain the Assets and to conduct the Business at the Stores as presently conducted, except where the failure to have such Permits would not have a material adverse effect on the Business or Seller's ability to operate the Business as currently conducted. Within two weeks of the execution of this Agreement, Seller will deliver to Purchaser a list setting forth all permits held or used by Seller with respect to the conduct of the Business at the Stores. All such Permits are in effect, no proceeding is pending, or, to the knowledge of Seller, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the knowledge of Seller, threatened in connection with the expiration or renewal of such Permits which would materially adversely affect the ability of Seller to own, operate, use or maintain any of the Assets or to conduct the Business at the Stores as presently conducted. No violations have occurred that remain uncured, unwaived or otherwise unresolved, or are occurring in respect of any such Permits, except to the extent that such violations would not result in a material adverse effect on the

          Business.

                    5.14. Intellectual Property. Schedule 5.14 sets forth a list of all trade names, trademarks, service marks, patents and any other intellectual property (or applications therefor) owned or used by Seller in the conduct of the Business of the Stores
          (the "Intellectual Property").

                    5.15. Securities Law Representations. Seller hereby represents, warrants, acknowledges and/or agrees as follows:

                    5.15.1. Seller is acquiring the Shares and the Additional Shares, if any (for purposes of this Section 5.15, the term "Shares" shall include any Additional Shares) solely for its own account for investment purposes and not with a view to distribution of all or any part thereof. Seller has no present arrangement, understanding or agreement for transferring or disposing of all or any part of the Shares. Seller will not sell, transfer or otherwise dispose of any of the Shares, in any manner, unless at the time of any such transfer: (a) a Registration (as hereinafter defined) under the Securities Act of 1933 (the "Securities Act") and under the Applicable Laws (as hereinafter defined) is in effect with respect to the Shares to be sold, transferred or disposed of, and Seller complies with all of the requirements of the Securities Act and the Applicable Laws with respect to the proposed transaction; or (b) Seller has obtained and has provided to Mothers Work an opinion from counsel satisfactory to Mothers Work (as to both the counsel rendering such opinion and the substance of the opinion) that the proposed sale, transfer or disposition does not require Registration under the Securities Act or the Applicable Laws. As used herein: the term "Registration" means registration under the Securities Act and, with respect to any of the Applicable Laws which do not provide for registration, such compliance therewith which is similar to registration which has then resulted in statutory or administration authorization for the proposed transaction; and the term "Applicable Laws" means any applicable state securities laws and any other applicable law.

                         5.15.2. Seller understands that the Shares are being offered and sold in reliance on specific exemptions from the registration requirements of Federal and state law and that Mothers Work and Purchaser are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the Seller to acquire the Shares.


                         5.15.3. Seller understands that the Seller must hold the Shares indefinitely unless a subsequent Registration or exemption therefrom is available and is obtained. No federal or state agency has approved or disapproved the Shares for investment or any other purpose.

                         5.15.4. Seller is an "accredited investor", as such term is defined in Rule 501 of Regulation D under the Securities Act.

                         5.15.5. The share certificate representing the Shares issued to Seller pursuant hereto may bear the following legend:

                    THE SECURITIES REPRESENTED BY THIS
                    CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE

                    REGISTRATION STATEMENT FOR THE SECURITIES
                    UNDER THE SECURITIES ACT OF 1933 AND
                    APPLICABLE STATE SECURITIES LAWS OR A
                    SATISFACTORY OPINION OF COUNSEL SATISFACTORY
                    TO THE COMPANY THAT SUCH PLEDGE,
                    HYPOTHECATION, SALE OR TRANSFER IS EXEMPT
                    THEREFROM UNDER ANY SUCH ACT AND APPLICABLE
                    STATE SECURITIES LAWS.

               6.   REPRESENTATIONS AND WARRANTIES OF PURCHASER AND
                    MOTHERS WORK

                    In order to induce the Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser and Mothers Work hereby jointly and severally represent and warrant to Seller as follows:

                    6.1. Corporate Status. Each of Purchaser and Mothers Work is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Purchaser and Mothers Work has all requisite corporate power and authority to own, manage, lease and hold its properties and to carry on its business as it is currently being conducted. Each of Purchaser and Mothers Work has the necessary corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.


                    6.2. Authority. The execution, delivery and performance by Purchaser and Mothers Work of this Agreement, and of each and every agreement, document and instrument contemplated hereby including without limitation the Guarantees and the License Agreement (both as defined below), and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action by Purchaser and Mothers Work and this Agreement constitutes, and such other agreements, documents and instruments will constitute, the legal, valid and binding agreement of Purchaser and Mothers Work and is enforceable against Purchaser and Mothers Work in accordance with its terms, except to the extent that enforcement thereof may be limited by applicable, bankruptcy, reorganization, insolvency or moratorium laws, or other laws or principles of equity affecting the enforcement of creditors' rights. All persons who have executed this Agreement on behalf of Purchaser or Mothers Work and who will execute any other agreement, document or instrument contemplated by this Agreement on behalf of Purchaser or Mothers Work, have been duly authorized to do so by all necessary corporate action.

                    6.3. No Proceedings. No suit, action or other proceeding is pending or, to Purchaser's or Mothers Work's knowledge, threatened before any federal, state, local or other governmental authority nor has any claim been made against Purchaser or Mothers Work the successful assertion of which would have a material adverse effect on Purchaser or Mothers Work.

                    6.4. No Conflict. Neither the execution and delivery by Purchaser or Mothers Work of this Agreement or the other agreements, documents and instruments contemplated hereby nor the consummation by Purchaser or Mothers Work of the transactions contemplated hereby or thereby, nor compliance by Purchaser or Mothers Work with any of the provisions hereof or thereof, will
          (i) conflict with or result in a breach of any provision of the articles of incorporation, bylaws or any other organizational document of Purchaser or Mothers Work, as the case may be, (ii) breach, conflict with, constitute a default (with or without the giving of notice or the lapse of time or both) with respect to, or result in the cancellation, termination or acceleration of the performance of any obligations or indebtedness under the terms and conditions of any contract, agreement, commitment, indenture, mortgage note, bond, license or other instrument or obligation to which such Purchaser is now a party or by which Purchaser, Mothers Work or any other properties or assets may be bound or affected, (iii) violate any law or any rule or regulation of any administrative agency or governmental body, or any judgment, order, writ, injunction or decree of any court, administrative agency or governmental body to which Purchaser or Mothers Work, as the case may be, is or may be subject, or (iv) require any Purchaser or Mothers Work, as the case may be, to obtain or make any waiver, consent, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any federal, state, local or other governmental authority. Except for approval by the Bankruptcy Court or as required under Section 7.13, no approval, authorization, consent or other order or action of, or filing by Purchaser or Mothers Work with any court, administrative agency, governmental authority or any other person is required for the execution and delivery by Purchaser or Mothers Work of this Agreement or consummation by Purchaser or Mothers Work of the transactions contemplated hereby.

                    6.5. Parent Reports; Financial Statements. Mothers Work has filed all required forms, reports and documents with the Securities and Exchange Commission with respect to all periods commencing on or after March 23, 1993 (collectively, the "Parent Reports"), all of which, when filed, complied in all material respect with all applicable requirements of the Securities Act and the Securities and Exchange Act of 1934 and the rules and regulations thereunder. As of their respective dates, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents the consolidated financial position of the Parent as of its date, and each of the consolidated statements of operations, of shareholders' equity and of cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings and cash flows, as the case may be, of Parent for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not, individually or in the aggregate, have a material adverse effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

                    6.6. Authorization of Shares and Additional Shares. The issuance, sale and delivery of the Shares and the Additional Shares have been duly authorized by all requisite corporate action by Mothers Work. Upon the issuance, sale and delivery of the Shares and Additional Shares, the Shares and the Additional Shares will be validly issued and outstanding, fully paid and nonassessable, not subject to preemptive or any other similar rights of the Mothers Work or others and will be free and clear of any and all liens and encumbrances.

                    At March 31, 1996, the authorized stock of Mothers Work consisted of:

                         (a)  10,000,000 shares of Common Stock of which:

                              (i)  3,127,217 shares have been validly
          authorized and issued and are fully paid and nonassessable;

                              (ii) 925,000 shares have been duly reserved initially for issuance in connection with Mothers Work's stock option plans and other convertible securities;

                              (iii) 140,123 shares have been duly reserved initially for issuance in connection with a warrant held by Alliance Capital.

                              (iv) 41,000 shares have been duly reserved initially for issuance in connection with Mothers Work's outstanding Series A Preferred Stock.

                    No shares of capital stock of Mothers Work have been issued subsequent to that date except pursuant to the exercise of certain of the options identified in clause (ii) above.

                         (b)  2,000,000 shares of preferred stock of which:

                              (i) 41,000 share of Series A Preferred Stock have been validly authorized and issued and are fully paid and nonassessable.

               7.  COVENANTS.

                    Seller and Purchaser hereby covenant and agree as follows:

                    7.1.  Non-Competition.

                         7.1.1. General. In consideration of the payment of the Purchase Price, and in order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby covenants and agrees as follows:

                              (a)  Seller, without the prior written
          consent of Purchaser, shall not for a period of three (3) years from and after the Closing Date, employ or attempt to employ any full-time employee of Seller or Purchaser located at any Store until at least six months after the date such employee was not employed by Seller or Purchaser or any of their affiliates.

                              (b) Other than with respect to operations at the locations covered by the Excluded Leases, Seller shall not, without the prior written consent of the Purchaser, for a period ending on the termination of the Distribution Agreement (as defined below), (A) acquire or own in any manner any interest in any person, firm, partnership, corporation, association or other entity which is engaged in the same business as the Business anywhere in the United States (the "Territory"), or (B) be employed by or serve as an agent, of, or as a consultant to, any person, firm, partnership, corporation, association or other entity regarding the same business as the Business.

                         7.1.2. Nondisclosure. Seller hereby agrees that it shall not at any time, disclose, directly or indirectly, to any person, firm, corporation, partnership, association or other entity, any confidential information relating to the Business, including the Leases or any information concerning its customers, sources of leads and methods of obtaining new business or the methods generally of doing and operating its business, except (i) to its own employees, attorneys, accountants, financial advisers and other professionals and (ii) to the extent that such information is a matter of public knowledge or is required or reasonably necessary to be disclosed by law or by judicial or administrative process or in connection with the Chapter 11 Case.

                         7.1.3. Reasonableness of Restrictions. In the event that any provision relating to the time period of geographic area of any restriction set forth in this Section 7.1 shall be declared by a court of competent jurisdiction to exceed the maximum time period or area of restriction that the court deems reasonable and enforceable, the time period or area of restriction which the court finds to be reasonable and enforceable shall be deemed to become, and thereafter shall be, the maximum time period or geographic area of such restriction.

                         7.1.4.  Enforceability.  Any provisions of Section
          7.1 which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, but shall be enforced to the maximum extent permitted by law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

                         7.1.5. Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach by Seller of any of the covenants contained in Section 7.1 of this Agreement will cause irreparable harm and damage to Purchaser, the monetary amount of which may be virtually impossible to ascertain. As a result, Seller recognizes and hereby acknowledges that Purchaser shall be entitled to an injunction enjoining and restraining any violation of any or all of the covenants contained in Section 7.1 of this Agreement by Seller either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever remedies at law or in equity that the Purchaser may possess.

                    7.2.  Employees:  Access to Employees.

                         7.2.1. Seller shall not make any commitments to any of its employees with respect to the continued employment of such employees by Purchaser after the Closing Date.

                         7.2.2. Purchaser's current intention is to offer employment to Seller's employees located at the Stores subject to Purchaser's due diligence review of such employees and relevant Store operations and to interview certain of Seller's employees located at Seller's headquarters for possible employment at Purchaser's headquarters in Philadelphia, PA, it being acknowledged and agreed that the making of any such offers of employment shall be in Purchaser's exclusive discretion and any offers so made shall provide compensation and other terms comparable to and compatible with Mothers Work's existing employment arrangements. Prior to the Closing, Seller shall permit Purchaser to contact and make arrangements with one or more of Seller's employees for the purpose of pursuing employment of such employee(s) by Purchaser after the Closing (so long as such contact does not materially interfere with the conduct of the Business by Seller) in the event that Purchaser determines, in its sole and absolute discretion, that such employment is in Purchaser's best interests. Seller shall not discourage any employees of Seller from seeking or accepting offers of employment from Purchaser.

                         7.2.3.  Seller agrees to use its reasonable
          efforts to keep available the services of Seller's full-time employees employed at the Stores through the Closing Date.

                         7.2.4. Seller shall terminate all employees, effective as of the Closing Date, and all severance payment obligations required by law, or otherwise as a result of such termination, and all liabilities and responsibilities for fulfilling all federal and/or state COBRA and continuation of coverage requirements with respect to Seller's employees (including dependents), shall remain the responsibility of Seller; provided, however, Purchaser agrees that it will credit each employee of Seller who actually accept employment with Purchaser with such accrued vacation and sick days as such employee shall be entitled to at the Closing Date pursuant to Seller's current vacation and sick day policy, a true and correct copy of which policy has been previously provided to Purchaser.

                    7.3. Business Licenses. Seller shall assign to Purchaser, to the extent issuer of such Permits allows assignment, any and all necessary state, county, local and other Permits for the operation of the Business of the Stores, and shall cooperate with Purchaser and assist Purchaser in obtaining any other Permits which are not assignable and are necessary for Purchaser to operate the Business. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Permit if any assignment thereof, without the consent of a third party thereto, would constitute a breach or violation thereof.

                    7.4. Assignment of Leases and Executory Contracts. Prior to the Closing Date, Seller shall obtain all consents, and/or a court order required for the effective and valid assignment of the Leases to be assumed by Seller and assigned to Purchaser hereunder. On or before the Closing Date, Seller shall have paid or made provision for the payment of all amounts owed by Sellers as of the Closing Date under the terms of the Leases and otherwise cured any and all defaults hereunder, and assumed and assigned the Leases to Purchaser, all in accordance with
          Section 365 of the Bankruptcy Code.

                    7.5. Conduct and Transactions Prior to the Closing. From the date hereof until the Closing Date, Seller shall
          (a) conduct the Business in the ordinary course, consistent with past practices and according to the provisions of Chapter 11 of the Bankruptcy Code and any court order, (b) use reasonable efforts to keep available the services of present employees,
          (c) maintain and operate the Assets in their current condition, reasonable wear and tear excepted, (d) pay or cause to be paid in a timely manner all costs and expenses (including but not limited to insurance premiums) incurred in connection with the Business subsequent to the commencement of the Chapter 11 Case, (e) use its best efforts to keep all Leases in full force and effect (provided that nothing herein shall require Seller to take unreasonable actions or incur extraordinary expenses to satisfy its obligations hereunder), (f) comply with all of the covenants contained in the Leases and all other agreements, contracts and commitments to which it is a party relating to the Business to the extent they are required to do so under the Bankruptcy Code,
          (g) use its best efforts to maintain in full force and effect until the Closing Date insurance policies equivalent to those in effect on the date hereof, and (h) comply in all material respects with all applicable legal requirements applicable to Seller, the Assets and/or the Business (whether statutory, regulatory, judicial or administrative). Except as otherwise contemplated in this Agreement, Seller will use reasonable efforts to preserve the present relationships of Sellers with its customers and suppliers and all other persons having significant business relations with Seller.

                    7.6. General Restrictions. From the date hereof until the Closing Date, except as otherwise expressly permitted in this Agreement or in the ordinary course of business consistent with past practices, Seller shall not, without the prior written consent of Purchaser: (a) enter into, amend or terminate any agreement relating to the Assets or the Business; (b) sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Assets except in the ordinary course of business; (c) maintain its books of account other than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles and on a basis consistent with past practice or make any change in any of its accounting methods or practices;
          (d) engage in any one or more activities or transactions outside the ordinary course of business; (e) make any increase in (i) the rate of compensation payable or to become payable to its employees, or (ii) the payment of any bonus, payment or arrangement made to, for or with any of its employees; or
          (f) commit to do any of the foregoing.

                    7.7. Purchaser's Access to Information and Assets. From the date hereof until the Closing Date, Seller shall permit Purchaser and its authorized employees, agents, accountants, legal counsel and other representative to have access to the books, records, employees, counsel, accountants, engineers and other representatives of Seller during regular business hours for the purpose of conducting a reasonable investigation of the Business, the Assets and the Seller's financial condition, corporate status, operations and prospects. The Seller shall make available to Purchaser, for examination and reproduction, all documents and data of every kind and character relating to the Business and the Assets in possession or control of, or subject to reasonable access by, the Seller, including, without limitation, all files, books and records, data and information (whether stored in paper, magnetic or other storage media) and all agreements, instruments, contracts, assignments, certificates, orders, and amendments thereto during regular business hours. Seller shall also allow Purchaser access to, and the right to inspect, all of the Assets. Purchaser shall keep all information provided hereunder confidential.

                    7.8.  Notice Regarding Changes.  Each of Seller and

          Purchaser shall promptly inform the other in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by the representing party inaccurate or misleading if such representations and warranties had been made upon the occurrence of the fact or circumstance in question.

                    7.9. Ensure Conditions Met. Each party shall use its reasonable efforts to cause the conditions to its and the other party's obligations to close as set forth in Sections 8 and 9 hereof, to be satisfied on or before the Closing Date.

                    7.10. Casualty Loss. If, between the date of this Agreement and the Closing, any of the Assets shall be destroyed or damaged in whole or in part by fire, earthquake, flood, other casualty or any other cause (the "Casualty"), then Purchaser shall have the option to (i) acquire the Assets on an "as is" basis and take an assignment from Seller of any insurance proceeds payable to Seller in respect of the Casualty or (ii) in the event that the Casualty equals or exceeds $500,000 in the aggregate, terminate this Agreement and the transactions contemplated hereby.

                    7.11. Notice of Motion and Sale Hearing. The Seller shall give notice of the Motion, Sale Hearing and Sale Order in accordance with Federal Rules of Bankruptcy Procedure 6004, 6005 and 9006.

                    7.12. Publicity. Except for Bankruptcy Court filings and solicitations of a higher and better offer (as contemplated by Section 7.14(c) hereof), neither Seller nor Purchaser shall issue or make, or cause to be issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the prior written approval of the other party, except as required by law (in which case, so far as possible, there shall be consultation between the parties prior to such announcement).

                    7.13.  Bankruptcy Court Approval.

                         7.13.1.  This Agreement and the transactions
          contemplated hereby, including, without limitation, (i) the sale of the Assets, (ii) the assignment of the Leases to Purchaser, and (iii) the quality of title conveyed to Purchaser, shall be approved by a final, nonappealable Order of the Bankruptcy Court, that has not been stayed or modified, and as to which the time to appeal, stay or modify has expired, in a sale outside the ordinary course under Bankruptcy Code Section 363.


                         7.13.2. On or before the fifth (5th) day after execution of this Agreement, the Seller shall file with the Bankruptcy Court and serve upon such parties as the Court may direct, or which may be required under the Bankruptcy Code or by applicable Bankruptcy rules and upon the parties which may be required by Purchaser, a motion (the "Preliminary Motion") for a preliminary order approving the procedures set forth in subparagraph 7.13.4 (the "Preliminary Order"). Seller shall request expedited consideration of the Preliminary Motion. On or before five (5) days after receipt of the Preliminary Order, the Seller shall file with the Bankruptcy Court and serve upon such parties as the Court may direct, or which may be required under the Bankruptcy Code or by applicable Bankruptcy rules and upon parties which may be required by Purchaser, a motion ("Sale
          Motion") for an Order approving the sale of the Assets and the assumption and assignment of the Leases under Bankruptcy Code Sections 363 and 365 pursuant to the terms of this Agreement, subject to higher and better offers with the hearing thereon to be scheduled as promptly as practicable and in any event not later than June 14, 1996 (the "Sale Order"). The form and content of the Preliminary Motion and Sale Motion and request for expedited consideration of the Preliminary Motion are subject to the approval of the Purchaser's counsel, which approval will not be unreasonably withheld or delayed. Seller may incorporate the Preliminary Motion and Sale Motion in a single motion. Purchaser agrees to cooperate with Seller in such manner as Seller may reasonably request in attempting to obtain the Preliminary Order and Sale Order.

                         7.13.3. The Preliminary Order shall provide the following:

                              (a) Notice of the hearing on the Sale Motion ("Sale Motion Hearing") shall be given to all parties who have expressed to Seller an interest in purchasing the Assets since the filing of Seller's bankruptcy petition and Seller shall publish notice of the Sale Motion in such manner as the Bankruptcy Court may direct;

                              (b) that Seller shall provide a copy of this Agreement to any interested party;

                              (c)  that if any party expresses an interest
          in making a competing offer to purchase the Assets ("Competing
          Bid"), an auction for the sale of the Assets shall be held by the Bankruptcy Court pursuant to Bankruptcy Code Section 363 ("Auction");

                              (d)  In order to qualify as a Competing Bid

          at the Auction, a competing offer must:

                                   (1)  be received by the Purchaser's
          counsel and Seller's counsel at least three (3) business days prior to the day on which the Sale Motion Hearing is to be held;

                                   (2)  disclose the identity of the
          competing bidder;

                                   (3)  be on no more burdensome terms and
          conditions to the Seller as are provided in this Agreement except: that the competing bidder (the "Competing Bidder") will not be entitled to a Break Up Fee (defined herein);

                                   (4)  provide for an aggregate
          consideration of at least Five Hundred Thousand Dollars
          ($500,000.00) greater than the Purchase Price set forth in this Agreement; and

                                   (5)  provide for the competing bidder to
          deposit by wire transfer to the Escrow Agent on or prior to the date on which the Purchase Motion Hearing is to be held, a Five Hundred Thousand Dollar ($500,000.00) deposit to be held by Escrow Agent;

                              (e)  That the Auction shall be an open
          absolute Auction with bid increments, after the increased amount of the Competing Bid, of not less than One Hundred Thousand Dollars ($100,000.00); and

                              (f)  If the Competing Bid (or any other bid
          received at the Sale Motion Hearing from anyone other than Purchaser) is approved by the Bankruptcy Court, then Seller shall pay to Purchaser a sum equal to Five Hundred Thousand Dollars ($500,000.00) (the "Break Up Fee"). The Break Up Fee to the Purchaser shall be paid from the Deposit received pursuant to
          Section 7.13.3(5) above and shall be paid to Purchaser within twenty-four (24) hours after the earlier to occur of:
          (i) closing of the Competing Bid; or (ii) forfeiture of the Competing Bidder's Deposit, provided that if Purchaser is the next highest bidder, or ultimately purchases the Assets, Purchaser shall not receive the Break Up Fee.

                         7.13.4. The form of the Sale Order submitted to the Bankruptcy Court shall provide the following:

                              (a)  that the Bankruptcy Court shall retain
          jurisdiction to determine any Claims, disputes or causes of action arising out of or relating to the Agreement, the transactions contemplated hereby, the Claims and any objection(s) to the sale of the Assets;

                              (b)  that Seller is authorized to assume the
          Leases pursuant to Section 365(a) of the Bankruptcy Code, and assign such Leases to Purchaser pursuant to Section 365(f) of the Bankruptcy Code;

                              (c)  that Seller is authorized to sell,
          assign and transfer the Assets pursuant to Sections 363(b), (f),
          (h) and (m) and 365 of the Bankruptcy Code free and clear of any liens, claims, encumbrances and interests in accordance with the terms of this Agreement;

                              (d)  that any defaults under the Leases that
          are required to be cured by Section 365 of the Bankruptcy Code will be cured by Seller in connection with the assumption of the same;

                              (e)  that the order confirming any plan of
          reorganization or liquidation in the Chapter 11 Case shall provide that the representations, warranties and indemnities of the Seller shall not be discharged pursuant to Section 1141 of the Bankruptcy Code or otherwise for a period following the confirmation of such plan as set forth in Section 11.14 hereof; and

                              (f)  that the Sale Order otherwise complies
          with the terms of this Agreement in all material aspects and is otherwise sufficient to permit the consummation of the transactions contemplated by this Agreement;

                              (g)  Seller is authorized to enter into the
          License Agreement;

                              (h) that Seller and Seller's creditors shall have no further liens, claims, encumbrances and interests against the Purchaser or the Assets except for any claims, disputes or causes of action that Seller may have against Purchaser arising out of or relating to this Agreement or the transactions contemplated hereby; and

                              (i)  that Seller shall be prohibited from
          distributing the Shares or Additional Shares unless such distribution is made in strict compliance with Section 5.15 of the Agreement. Moreover, in the event such Shares or Additional Shares are distributed by Seller under a Plan, Buyer shall be deemed to be a "successor to the debtor under the plan" as defined under 11 U.S.C. section 1145(a)(1); and


                              (j) that Purchaser has acted in "good faith" as defined by Bankruptcy Code Section 363(m) in connection with the transactions authorized by the Sale order.

                    7.14. Name Changes. Seller agrees that, if requested by Purchaser, any plan of reorganization proposed by Seller that contemplates the reorganization of Seller, shall require Seller to deliver to Purchaser fully executed Amendments to the Articles of Incorporation of Seller (the "Amended Articles"), in form and substance satisfactory to Purchaser, which amendments shall change Seller's names from Episode USA, Inc. to names dissimilar to Episode USA, Inc.

                    7.15.  Post-Closing Indemnities.

                         (a) Seller hereby agrees to indemnify Purchaser and its affiliates against, and agrees to protect, save and hold harmless Purchaser and its affiliates from, any and all damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses and assessments (including without limitation income and other taxes, interest, penalties, and attorneys' and accountants' fees and disbursements ("Damages")), resulting from:

                              (i)  A breach of, or the failure to perform
          or satisfy any of, the representations, warranties, covenants and agreements made by Seller in this Agreement or in any document or certificate delivered by Seller at the Closing pursuant hereto; and

                           (ii)    The existence of any liabilities or
          obligations of the Seller (whether accrued, absolute, contingent, known or unknown, or otherwise, and whether or not of a nature appropriate for inclusion in a balance sheet in accordance with generally accepted accounting principles) relating to the Business, other than the Assumed Obligations.

                         (b) Purchaser hereby agrees to indemnify each of Seller and its affiliates against, and agrees to protect, save and hold harmless Seller and its affiliates from, any and all Damages, resulting from:

                              (i)  A breach of, or the failure to perform
          or satisfy any of, the representations, warranties, covenants and agreements made by Purchaser in this Agreement or in any document or certificate delivered by Purchaser at the Closing pursuant hereto;

                           (ii)    Any Assumed Obligation; and


                          (iii) The operation of the Business from and after the Closing.

                    7.16. Indemnification Procedures and Limitations. For purposes of this Section 7.16, a party making a claim for indemnity is referred to as the "Indemnified Party" and the party against whom such claim is asserted is referred to as the "Indemnifying Party".

                         (a)  If any claim or demand for which an
          Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by a third party, including any taxing authority, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party's claim for Indemnification; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced as a result of such failure.

                         (b) After receipt by the Indemnifying Party of such notice, the Indemnifying Party shall, at its cost and expense, defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party's notice to the Indemnifying

          Party as set forth above, and shall take all actions necessary, and the posting of such bond or other security as may be required by any government authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party. In the event that the Indemnifying Party shall fail to initiate a defense of such claim within 20 days of the date of the notice to the Indemnifying Party, then the Indemnified Party, after 15 days written notice to the Indemnifying Party, shall retain counsel and conduct the defense of such claim as it may in its discretion deem proper, at the cost and expense of the Indemnifying Party. Upon request of the Indemnifying Party, the Indemnified Party shall:

                              (i)  take such action as the Indemnifying
          Party may reasonably request in connection with such action,

                             (ii) allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and


                            (iii)  render to the Indemnifying Party all
          such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense; provided, the Indemnifying Party shall pay any out-of-pocket costs the Indemnified Party incurs in connection with taking over such actions.

                         (c) Notwithstanding anything to the contrary contained herein, no Indemnified Party shall be entitled to indemnification under Section 7.15(a)(i) (as to Purchaser) or
          Section 7.15(b)(i) (as to Seller) unless, and only to the extent that, Damages as to such Indemnified Party thereunder exceed $100,000. Neither Indemnifying Party's aggregate indemnification obligation under this Section 7.15 shall exceed, in aggregate, $4.5 million. Purchaser shall entitled to recover Damages pursuant to Section 7.15(a) solely by right of set off against Royalties payable under the License Agreement as more particularly provided therein. After the Closing Date, the indemnities provided herein shall be the sole and exclusive monetary remedy of any of the Indemnified Parties for a breach of the representations, warranties contained herein and covenants to be performed prior to the Closing Date contained herein.

                    7.17. Transitional Cooperation. After the Closing Date, Seller and Purchaser shall cooperate with one another to ensure a smooth transition of the Business from Seller to Purchaser.

                    7.18. Further Assurances. Following the Closing, Seller and Purchaser shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party or parties hereto to carry out the transactions contemplated by this Agreement.

                    7.19. Audited Statements. After the Closing, Seller agrees to use its best efforts to deliver consolidated financial statements of Seller for the year ended January 27, 1996 audited by Seller's accountants, Deloitte & Touche ("Deloitte") and to obtain Deloitte's consent to the inclusion of its reports on such financial statements and the Financial Statements in any filings required by Mothers Work under the Securities Act or the Securities and Exchange Act of 1934. The cost of such audit shall be borne equally by Seller and Purchaser.

               8.  CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE.


                    Seller's obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to Closing, of each of the following conditions precedent (any or all of which may be waived in writing, in whole or in part, by Seller):

                    8.1. No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or by any federal or state governmental or regulatory body, or any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement, that prohibits the consummation of the transactions contemplated by this Agreement, shall be in effect.

                    8.2. Purchaser shall have performed, in all material respects, all of its obligations and complied with all of its covenants required to be performed or to be complied with by it under this Agreement on or prior to the Closing Date.

                    8.3. The representations and warranties of Purchaser contained herein shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time except for those that relate expressly to a previous date or changes permitted by this Agreement.

                    8.4.  The Bankruptcy Court shall have entered the Sale
          Order.

                    8.5. Seller and Purchaser shall have executed and delivered a license agreement in the form attached hereto as
          Schedule 8.5 providing for Seller's license to Purchaser of the right to use the name "Episode," as its name for retail stores for bridge women's apparel and accessories throughout the United States in consideration for a royalty equal to five percent (5%) of Purchaser's sales of merchandise from Purchaser's Episode Stores (including subsequently opened Stores) to a maximum royalty of $4.5 million (the "License Agreement").

                    8.6.  Mothers Work shall have entered into a
          registration rights agreement with certain affiliates of Seller granting such affiliates certain "piggy-back" registration rights described on Schedule 8.6.

                    8.7. Mothers Work shall have executed and delivered the guarantee agreement attached hereto as Schedule 8.7 (the "Guarantees").

               9.  CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE.


                    Purchaser's obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to Closing, of each of the following conditions precedent (any or all of which may be waived in writing, in whole or in part, by Purchaser):

                    9.1. No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or by any federal or state governmental or regulatory body, or any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement, that prohibits the consummation of the transactions contemplated by this Agreement, or affects in any way Seller's title to the Assets or Seller's ability to transfer the Assets to Purchaser in accordance with the terms of this Agreement, shall be in effect.

                    9.2. Seller shall have performed, in all material respects, all of its obligations and complied with all of their covenants and agreements, required to be performed or to be complied with by them under this Agreement on or prior to the Closing Date.

                    9.3. The representations and warranties of Seller contained herein and in any schedule attached hereto shall be true and correct in all material respects, at and as of the Closing Date as if made at and as of such time except for those that relate expressly to a previous date.

                    9.4. The Bankruptcy Court shall have entered the Sale Order (which shall have become final and non-appealable,) reasonably satisfactory in form and substance to Purchaser and its counsel consistent with the provisions of Section 7.13.

                    9.5. Seller shall have executed and delivered any and all instruments reasonably necessary to vest in Purchaser good, valid and marketable title to the Assets, including, but not limited to, the Leases, free and clear of Claims.

                    9.6. Seller and Purchaser shall have executed and delivered the License Agreement.

               10.  TERMINATION.

                    10.1.  This Agreement may be terminated:

                         (a) By Purchaser or Seller if the Closing shall not have occurred on or before June 28, 1996 (or such date after

          June 28, 1996 as shall be mutually agreed upon, in writing, by Purchaser and Seller (the "Termination Date");

                         (b)  By Purchaser if this Agreement is not
          approved by the Bankruptcy Court and the Sale Order is not final and non-appealable by June 28, 1996;

                         (c) By Purchaser or Seller if the Bankruptcy Court disapproves of this Agreement;

                    10.2.  If this Agreement is terminated pursuant to
          Section 10.1, all obligations of the parties hereunder shall terminate, without liability, except for any liability of a party for a breach of such party's obligations under this Agreement prior to such termination.

               11.  MISCELLANEOUS

                    11.1. Entire Agreement. Upon the Closing, this Agreement (including exhibits and schedules) and the License Agreement shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements, arrangements and understandings, both oral and written, between the parties hereto with respect to such matter.

                    11.2. Amendment. This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto (and, if required, approval of the Bankruptcy Court).

                    11.3. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, including but not limited to any committee appointed in the Chapter 11 Case, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement (except as provided in Section 7.13).

                    11.4. Waivers and Remedies. The waiver by any of the parties hereto of any other party's prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the waiver by any of the parties hereto of the right to exercise any right or remedy that it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right to remedy by such party upon the occurrence of any subsequent breach or violation.

                    11.5. Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, section or subsections contained in this Agreement shall not affect the enforceability of the remaining portion of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.

                    11.6. Descriptive Headings. Descriptive headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

                    11.7. Counterparts. This Agreement may be executed in any numbers of counterparts and by the separate parties hereto in separate counterparts, each of which together shall be deemed to be one and the same instrument.

                    11.8. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand, on the date of first accepted delivery (as shown by the records of the U.S. Postal Service), if deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, or one business day following delivery to Federal Express priority service or another reputable overnight courier service, as follows:

                    If to Seller:       Episode USA, Inc.
                                        1040 Avenue of the Americas, Inc.
                                        New York, NY  10018
                                        Attn:  President

                    With copy to:       Michael Rudolph, Esquire
                                        L. Michael Rudolph, P.C.
                                        100 Park Avenue, 16th Flr.
                                        New York, NY  10017

                    If to Purchaser:    Mothers Work, Inc.
                                        456 N. 5th Street
                                        Philadelphia, PA  19103

                                        Attn:  President

                    With a copy to:     Elam M. Hitchner, Esquire
                                        Pepper, Hamilton & Scheetz
                                        3000 Two Logan Square
                                        Philadelphia, PA  19103

          or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

                    11.9. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement may not be assigned by Seller or Purchaser without the consent of the other party, which shall not be unreasonably withheld, except that Seller's rights and obligations under this Agreement may be assigned in the manner provided in a plan of reorganization of Seller confirmed by the Bankruptcy Court. Any assignment without the required consent shall be void.

                    11.10. Applicable Law; Jurisdiction. This Agreement shall be governed by and shall be construed, interpreted and enforced in accordance with, the laws of the State of New York. The parties hereto agree that any action brought by Purchaser or Seller in connection with any claims arising under or relating to this Agreement or the transactions contemplated hereby shall be brought in the Bankruptcy Court, which the parties agree shall retain sole and exclusive jurisdiction over any such matter.
          Each party hereby waives trial by jury with respect to any such proceeding.

                    11.11. Brokers and Agents. Seller and Purchaser represents and warrants to the other that it has not employed or dealt with any broker, agent or finder in respect of the transactions provided for herein and agrees to indemnify and hold the other party harmless from and against all fees, expenses,


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          commissions and costs due and owing to any broker, agent or finder on account of indemnifying party and such person.

                    11.12. Expenses. Except as set forth herein, each of the parties hereto agrees to pay all of the respective expenses incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Seller and Purchaser shall bear equally the expense of, and shall pay, any and all sales, use and other transfer taxes arising out of this transaction.


                    11.13. Attorneys Fees. If any legal action is brought for the enforcement of any of the provisions of this Agreement (but not in connection with any third party claim), the prevailing party or parties shall be entitled to recover from the other party or parties, upon final judgment on the merits, reasonable attorneys' fees (including attorneys' fees at trial, during any appeal or during negotiations) incurred in bringing such action. The prevailing party's rights under this Section
          11.13 shall not merge into any judgment and shall survive until all such fees and costs have been paid.

                    11.14. Effect of Representations and Warranties. The representations and warranties of Seller shall survive the Closing for a period of 12 months, and shall not be otherwise discharged by the Chapter 11 Case; provided that with respect to any claim relating to a breach of a representation of Section 5.7, a claim of fraud or the failure by Seller to satisfy an obligation not assumed by the Purchaser hereunder, no such time limitation shall be applicable. The representations and warranties of the Purchaser shall survive the Closing for a period of 24 months. Purchaser shall have no right to indemnification under Section 7.15(a)(i) for any breach of representation or warranty of Seller if, prior to Closing, Purchaser had actual knowledge that such representation or warranty was breached unless Purchaser informs Seller of such breach prior to Closing.

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

                    IN WITNESS WHEREOF, Purchaser and the Selling Parties have executed and delivered this Agreement on the date first above written.

                                        PURCHASER:

                                        T3 ACQUISITION, INC.


                                        By: /s/ Rebecca Matthias


                                        GUARANTOR:

                                        MOTHERS WORK, INC.


                                        By: /s/ Rebecca Matthias


                                        SELLER:

                                        EPISODE USA, INC.


                                        By: /s/ Jeffery Ferry



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